The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Subject to Completion, dated March 6, 2012
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 23, 2011
US$    ●
Senior Medium-Term Notes, Series B
Buffered Bullish Notes Linked to the NYMEX RBOB Gasoline due September 26, 2012

•
The notes are designed for investors who seek a return based on [140% - 170%] (to be determined on the pricing date) of the appreciation of the first nearby futures contract for New York Harbor RBOB gasoline (“Reference Asset”) traded on the New York Mercantile Exchange (Bloomberg symbol: XB1<Cmdty>).  Investors should be willing to forgo periodic interest, and be willing to lose 1% of their principal amount for each 1% that the price of the Reference Asset decreases by more than 5% from its price on the Pricing Date.

•	An investor may lose up to 95% of the principal amount of the notes.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The offering is expected to price on March 21, 2012, and the notes are expected to settle on or about March 26, 2012.

•	The notes are scheduled to mature on September 26, 2012.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366Q4Q7.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, page PS-5 of the product supplement, page S-3 of the prospectus supplement and on page 7 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	$1,000	$0.00	●

Total	US$ ●	US$0.00	US$ ●

(1) The price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Asset:
The first nearby futures contract for New York Harbor RBOB gasoline traded on the New York Mercantile Exchange (“NYMEX”).  See the section below, “The RBOB Gasoline Contract” for additional information about the Reference Asset.

Payment at Maturity:
If the Final Level is greater than or equal to the Initial Level, then the amount that you will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount x Percentage Change x Upside Leverage Factor)

If the Percentage Change is between 0% and -5% inclusive, then the payment at maturity will equal the principal amount of the notes.

If the Percentage Change is less than -5%, then the payment at maturity will equal:

Principal Amount + (Principal Amount × (Percentage Change + Buffer Percentage))

Initial Level:	The Reference Level of the Reference Asset on the Pricing Date.

Final Level:	The Reference Level of the Reference Asset on the Valuation Date.

Reference Level:
Settlement price per gallon of deliverable grade New York Harbor unleaded gasoline on the NYMEX of the first nearby futures contract stated in U.S. cents, as made public by the NYMEX and displayed on Bloomberg Page "XB1 <CMDTY>" (or any applicable successor page) on the applicable date.

Buffer Level:	95% of the Initial Level.

Buffer Percentage:
5%.  Accordingly, you will receive the principal amount of your notes at maturity if the value of the Reference Asset does not decrease by more than 5%.  If the Final Level is less than the Buffer Level you will receive less than the principal amount of your notes at maturity, and you could lose up to 95% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Upside Leverage Factor:	[140% to 170%], as determined on the Pricing Date.

Pricing Date:	On or about March 21, 2012.

Settlement Date:	On or about March 26, 2012, as determined on the Pricing Date.

Valuation Date:	On or about September 21, 2012, as determined on the Pricing Date.

Maturity Date:	On or about September 26, 2012, as determined on the Pricing Date.

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

The Pricing Date and the Settlement Date are subject to change.  The actual Pricing Date, Settlement Date, Valuation Date and Maturity Date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002114/d622110424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes. The minimum percentage of your principal that you are entitled to receive under the terms of the notes is only 5%. The payment at maturity will be based on the applicable Final Level, and whether the Final Level of the Reference Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level. Accordingly, you could lose up to 95% of the principal amount of your notes.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading relating to the Reference Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Reference Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

•
The inclusion of hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price may include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
Price movements in the Reference Asset may not correlate with changes in gasoline’s spot price.  — The Reference Asset is a futures contract for New York Harbor Reformulated Regular Gasoline Blendstock (“RBOB”) gasoline that trades on NYMEX.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, a commodity futures contract is typically an agreement to buy a set amount of an underlying physical commodity at a predetermined price during a stated delivery period. A futures contract reflects the expected value of the underlying physical commodity upon delivery in the future. In contrast, the underlying physical commodity’s current or “spot” price reflects the immediate delivery value of the commodity.

The notes are linked to a futures contract and not to the spot price of gasoline, and an investment in the notes is not the same as buying and holding gasoline.  While price movements in the Reference Asset may correlate with changes in gasoline’s spot price, the correlation will not be perfect and price movements in the spot market for gasoline may not be reflected in the futures market (and vice versa). Accordingly, an increase in the spot price of gasoline may not result in an increase in the price of the Reference Asset. The value of the Reference Asset may decrease while the spot price for gasoline remains stable or increases, or does not decrease to the same extent.

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Gasoline prices can be volatile as a result of various factors that we cannot control, and this volatility may reduce the value of the notes.   Historically, gasoline prices have been highly volatile, and react to, among other things, developments that affect the oil industry and demand for crude oil.  They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia.  The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the Reference Asset.  Market expectations about these events and speculative activity also may cause oil prices to fluctuate unpredictably.  If the volatility of gasoline and the Reference Asset increases or decreases, the value of the notes may be adversely affected. Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers.  These producers have, in certain recent periods, implemented curtailments of output and trade.  These efforts at supply curtailment, or the cessation of supply, could affect the value of the Reference Asset.  Additionally, the development of substitute products for oil could adversely affect the value of the Reference Asset and the value of the notes.

•
An investment in the notes includes the risk of a concentrated position in a single commodity. — The notes are linked to a single exchange-traded physical commodity underlying the Reference Asset, gasoline.  An investment in the notes may therefore carry risks similar to a concentrated investment in a single commodity.  Accordingly, a decline in the value of gasoline may adversely affect the price of the Reference Asset and the value of the notes. Technological advances or the discovery of new oil reserves could lead to increases in worldwide production of oil and corresponding decreases in the price of gasoline.  In addition, further development and commercial exploitation of alternative energy sources and technologies, including solar, wind or geothermal energy and hybrid and electric automobiles, could reduce the demand for gasoline and result in lower prices. As a result of any of these events, the value of the notes could decline.

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You will not have any rights with respect to futures contracts or to gasoline or rights to receive any futures contracts or gasoline— Investing in the notes will not make you a holder of any futures contracts or any gasoline. Neither you nor any other holder or owner of the notes will have any rights with respect to any futures contracts or commodities.  Any amounts payable on your notes will be made in cash, and you will have no right to receive any futures contracts or any gasoline.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling the Reference Asset, or futures or options relating to the Reference Asset, or other derivative instruments with returns linked or related to changes in the performance of the Reference Asset.  We or our affiliates may also trade in these future contracts, commodities or instruments related to the Reference Asset from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on the notes.  The “return,” as used in this section is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on the hypothetical Initial Level of 100.00, the Buffer Percentage of 5% and a Participation Rate of 155% (the midpoint of the range of [140% to 170%]).  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Return on the Notes
50.00	-50.00%	-45.00%
75.00	-25.00%	-20.00%
80.00	-20.00%	-15.00%
90.00	-10.00%	-5.00%
100.00	0.00%	0.00%
105.00	5.00%	7.75%
110.00	10.00%	15.50%
115.00	15.00%	23.25%
120.00	20.00%	31.00%
125.00	25.00%	38.75%
130.00	30.00%	46.50%
135.00	35.00%	54.25%
140.00	40.00%	62.00%
145.00	45.00%	69.75%
150.00	50.00%	77.50%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a Final Level of 75.00, representing a Percentage Change of -25%.  Because the Percentage Change is negative and the Final Level of 75.00 is less than the Initial Level by more than the Buffer Percentage of 5%, the investor receives a payment at maturity of $800 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-25% + 5%)] = $800

Example 2: The level of the Reference Asset decreases from the hypothetical Initial Level of 100.00 to a Final Level of 98.00, representing a Percentage Change of -2%.  Although the Percentage Change is negative, because the Final Level of 98.00 is less than the Initial Level by not more than the Buffer Percentage of 5%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.

Example 3: The level of the Reference Asset increases from the hypothetical Initial Level of 100.00 to a Final Level of 125.00, representing a Percentage Change of 25%.  The investor receives a payment at maturity of $1,387.50 per $1,000 principal amount per note, calculated as follows:

$1,000 + [$1,000 x 25% x 155%] = $1,387.50

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us on the settlement date.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of any of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the notes.

The Reference Asset

The Reference Asset is traded on the NYMEX.  NYMEX, located in New York City, is the world’s largest physical commodities futures exchange and one of four “Designated Contract Markets” (each, a self regulatory exchange) comprising the CME Group Inc. (the “CME Group”). It offers futures contracts and options on futures contracts based on energy and metals commodities and clearing services for privately negotiated energy transactions. NYMEX uses an open outcry trading facility during the day and has an electronic trading system after hours. NYMEX began commodities trading in 1872, organized as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. The establishment of energy futures trading on NYMEX occurred in 1978, with the introduction of heating oil futures contracts. NYMEX opened trading in leaded gasoline futures in 1981, followed by crude oil futures contracts in 1983 and unleaded gasoline futures contracts in 1984. In August 2008, NYMEX was acquired by CME Group.

NYMEX members include individual traders, as well as most of the world’s largest banks, hedge funds, and brokerage and investment houses. Members can execute trades for their own accounts, for clearing firm accounts, for the accounts of other members, or for the accounts of customers of clearing firms. NYMEX memberships can be bought, sold, and leased. Applicants for membership must meet certain business integrity and financial requirements. They must also comply with the provisions of the Commodity Exchange Act and the rules and regulations issued by the CFTC, and register with the National Futures Association either as a floor trader or floor broker if they intend to access the trading floors. NYMEX’s board of directors adopts rules and regulations governing the trading on the exchange, as well as to maintain appropriate business conduct and to provide protection to the public in its dealings with NYMEX and its members.

The RBOB Gasoline Contract

The Reference Asset is the first nearby futures contract for New York Harbor RBOB gasoline traded on NYMEX. New York Harbor RBOB gasoline conforms to industry standards for reformulated regular gasoline blendstock for blending with 10% denatured fuel ethanol (92% purity) as listed by the Colonial Pipeline for fungible F grade for sales in New York and New Jersey. RBOB is a wholesale non-oxygenated blendstock traded in the New York Harbor barge market that is ready for the addition of 10% ethanol at the truck rack. The contract is based on the largest single volume refined product sold in the U.S., gasoline, which accounts for almost half of national oil consumption. The Reference Asset trades in units of 42,000 gallons and requires physical delivery of the commodity at petroleum products terminals in New York Harbor.

A nearby futures contract is the unexpired contract next scheduled for delivery.  Because trading terminates, and a RBOB gasoline contract for a particular month expires, on the Last Trading Day (as defined below), the nearby futures contract typically is a futures contract that specifies a delivery date for a commodity that is in the month following the current date.

For example, the Last Trading Day for the Reference Asset specifying delivery in March 2012 ended on February 29, 2012.

The following summarizes selected specifications relating to the Reference Asset:

Price Quotation: U.S. cents per gallon.

Minimum Price Fluctuation: $0.0001 per gallon.

Maximum Daily Price Fluctuation: On each trading day, NYMEX imposes a price fluctuation limit for the Reference Asset of $0.25 per gallon above or below the previous day's official settlement price. If the Reference Asset is traded, bid, or offered at the upper or lower price fluctuation limit, trading is halted for five minutes. When trading resumes, the limit is expanded by an additional $0.25 per gallon in either direction (that is, $0.50 above and below the previous day’s official settlement price).  If another halt is triggered, the market would continue to be expanded by $0.25 per gallon in either direction after each successive five minute trading halt. However, on each NYMEX trading day, regardless of any prior action concerning price fluctuation limits during the trading session, there are no price fluctuation limits with respect to the Reference Asset commencing 60 minutes before the close of the regular trading session.

Last Trading Day: Trading terminates at the close of business on the last business day of the month preceding the delivery month. For example, trading for the March 2012 futures contract, which is a contract for delivery of RBOB gasoline in March 2012, ended on February 29, 2012.

Historic Performance of the Reference Asset

The following table sets forth the quarter-end settlement prices for the Reference Asset from the first quarter of 2009 through the first quarter of 2012.

The historical levels of the Reference Asset are provided for informational purposes only.  You should not take the historical levels of the Reference Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Settlement Prices of the Reference Asset

Quarter-End Settlement Price
2009
Quarter ended March 31	140.00
Quarter ended June 30	189.72
Quarter ended September 30	172.59
Quarter ended December 31	205.25
2010
Quarter ended March 31	231.00
Quarter ended June 30	206.06
Quarter ended September 30	204.48
Quarter ended December 31	245.32
2011
Quarter ended March 31	310.76
Quarter ended June 30	303.16
Quarter ended September 30	262.60
Quarter ended December 31	268.63
2012
Quarter ended March 31 (through February 29, 2011)	304.23